BY-LAWS
OF XSurgical Inc.

A DELAWARE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1.   The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2.   The corporation may also have offices at such other places as the Board of Directors may from time to time designate, in any State or Country around the world.

ARTICLE II - SEAL

Section 1.   The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware".

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1.   Meetings of stockholders may be held at any place, either within or without the State of Delaware and the USA, as may be selected from time to time by the Board of Directors.

Section 2.   Regular Meetings: Regular meetings of the stockholders shall be held without notice according to the schedule of the regular meetings of the stockholders which shall be distributed to each stockholder at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings shall not be required if deemed unnecessary by the Board.

Section 3.   Election of Directors: Elections of the Directors of the corporation need not be by written ballot, in accordance with the Delaware General Corporation Law (DGCL).

Section 4.   Special Meetings: Special meetings of the stockholders may be called at any time by the president, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.   Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

Section 5.   Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice.   The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6.   Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period, as allowable by law.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. <u>Consent In Lieu of Meetings:</u> Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. <u>List of Stockholders:</u> The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock of which any installment is due and unpaid shall be voted at any meeting. The list shall not be open to the examination of any stockholder, for any purpose, except as required by Delaware law. The list shall be kept either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

Section 2. <u>Regular Meetings:</u> Regular meetings of the Board of Directors shall be held without notice according to the schedule of the regular meetings of the Board of Directors which shall be distributed to each Board member at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board. Regular meetings, in excess of the one Annual meeting (Art. III Sec. 2) shall not be required if deemed unnecessary by the Board.

Section 3. <u>Special Meetings:</u> Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on 5 days notice to all directors, either personally or by mail, courier service, E-Mail or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Board of Directors.

Section 4. <u>Quorum:</u> A majority of the total number of directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 5. <u>Consent In Lieu of Meeting:</u> Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices anywhere in the world, within or outside of the state of Delaware.

Section 6. <u>Conference Telephone:</u> Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 7. <u>Compensation:</u> Directors as such shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum per meeting and any expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. <u>Removal:</u> A director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the Board of Directors. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person.

Section 2. <u>Salaries:</u> Salaries of all officers and agents of the corporation shall be determined and fixed by the Board of Directors.

Section 3. <u>Term of Office:</u> The officers of the corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the corporation will be served thereby.

Section 4. <u>President:</u> The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. He shall be EXOFFICIO a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Board of Directors.

Section 5. <u>Secretary:</u> The Secretary shall attend all sessions of the board and all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. <u>Treasurer:</u> The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise, shall be filed by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or cause, the corporation should have no directors in office, then any officer or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these by-laws.

Section 2. <u>Resignations Effected at Future Date:</u> When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

Section 3. Lost Certificate: The corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

(a)The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.

(b)The record date for which determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c)The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d)A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, or by telecopy (FAX), or by telegram, charges prepaid, to his address appearing on the books of the corporation of the corporation, or supplied by him to the corporation to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

Section 4. <u>Waiver of Notice:</u> Whenever any written notice is required by statue, or by Certificate or the by-laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

Section 5. <u>Disallowed Compensation:</u> Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed in lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. <u>Resignations:</u> Any director or other officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - LIABILITY

Section 1. Stockholder liability is limited to the stock held in the corporation.

Section 2. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE XI - AMENDMENTS

Section 1. These bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

****

Stockholders Agreement

among

XSurgical, Inc.

and

the Stockholders named herein

dated as of

February 18, 2018

TABLE OF CONTENTS

ARTICLE I DEFINITIONS 4

ARTICLE II MANAGEMENT AND OPERATION OF THE COMPANY 9

    Section 2.01 Board of Directors. 9

    Section 2.02 Meetings of the Board of Directors. 11

    Section 2.03 Voting Arrangements. 12

    Section 2.04 Deadlock. 13

    Section 2.05 Subsidiaries. 15

ARTICLE III TRANSFER OF INTERESTS 15

    Section 3.01 General Restrictions on Transfer. 15

    Section 3.02 Right of First Refusal. 16

    Section 3.03 Drag-along Rights. 18

    Section 3.04 Tag-along Rights. 20

ARTICLE IV PRE-EMPTIVE RIGHTS 22

    Section 4.01 Pre-emptive Right. 22

ARTICLE V NON-COMPETE AND OTHER AGREEMENTS 24

    Section 5.01 Non-Compete. 24

    Section 5.02 Blue Pencil. 24

    Section 5.03 Corporate Opportunities. 25

    Section 5.04 Confidentiality. 25

ARTICLE VI INFORMATION RIGHTS 26

    Section 6.01 Financial Statements. 26

    Section 6.02 Inspection Rights. 26

ARTICLE VII REPRESENTATIONS AND WARRANTIES 27

    Section 7.01 Representations and Warranties. 27

ARTICLE VIII TERM AND TERMINATION...27

    Section 8.01 Termination. 27

    Section 8.02 Effect of Termination. 28

ARTICLE IX MISCELLANEOUS..28

    Section 9.01 Expenses. 28

    Section 9.02 Release of Liability. 28

    Section 9.03 Notices. 28

    Section 9.04 Interpretation...29

    Section 9.05 Headings. 30

    Section 9.06 Severability. 30

    Section 9.07 Entire Agreement. 30

    Section 9.08 Successors and Assigns. 30

    Section 9.09 No Third-party Beneficiaries. 30

    Section 9.10 Amendment and Modification; Waiver. 30

    Section 9.11 Governing Law. 30

    Section 9.12 Dispute Resolution. 30

    Section 9.13 Equitable Remedies...31

    Section 9.14 Counterparts..31

Stockholders Agreement

This Stockholders Agreement (this "**Agreement**"), dated as of February 18, 2018, is entered into among XSurgical, Inc a Delaware corporation (the "**Company**"), Surgica Robotica srl**,** a company established under the laws of Italy**,** (the "**Majority Stockholder**"), Gianluca De Novi an individual with an office address at 701 Concord Avenue, Cambridge, MA (the "**Minority Stockholder**" and, together with the Majority Stockholder, the "**Initial Stockholders**") and each other Person who after the date hereof acquires Common Stock of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

Recitals

WHEREAS, the Majority Stockholder and the Minority Stockholder have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, as of the date hereof, the Majority Stockholder owns 81.4 % of the issued and outstanding Common Stock of the Company and the Minority Stockholder owns 19.7% of the issued and outstanding Common Stock of the Company; and

WHEREAS, the Initial Stockholders and the other parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Article I.

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Appraised Value**" has the meaning set forth in Section 2.04(c).

"**Board**" has the meaning set forth in Section 2.01(a).

"**Business**" developing and selling medical devices.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**By-laws**" means the by-laws of the Company, as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

"**Call Notice**" has the meaning set forth in Section 2.04(b).

"**Call Period**" has the meaning set forth in Section 2.04(b).

"**Call Right**" has the meaning set forth in Section 2.04(b).

"**Certificate of Incorporation**" means the certificate of incorporation of the Company, as filed on February 9, 2018 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

"**Change of Control**" means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with, (a) any Third Party Purchaser or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock or (b) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries (if any), on a consolidated basis, to any Third Party Purchaser or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith).

"**Claimant**" has the meaning set forth in Section 9.12(b).

"**Common Stock**" means the common stock, par value $0.01 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Company**" has the meaning set forth in the preamble.

"**Competitor**" means any Person that directly or indirectly competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"**Corporate Opportunity**" has the meaning set forth in Section 5.03.

"**Deadlock**" has the meaning set forth in Section 2.04(a).

"**Director**" has the meaning set forth in Section 2.01(a).

"**Dispute**" has the meaning set forth in Section 9.12(a).

"**Drag-along Notice**" has the meaning set forth in Section 3.03(b).

"**Drag-along Sale**" has the meaning set forth in Section 3.03(a).

"**Drag-along Stockholder**" has the meaning set forth in Section 3.03(a).

"**Dragging Stockholder**" has the meaning set forth in Section 3.03(a).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Excluded Securities**" means any Common Stock or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers or Directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase shares of Common Stock, or shares of Common Stock issued to any existing or prospective consultants, employees, officers or Directors pursuant to any stock option, employee stock purchase or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the stock, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any Initial Public Offering or any transaction or series of related transactions involving a Change of Control; (f) a stock split, stock dividend or any similar recapitalization; or (g) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than 5% of the outstanding Common Stock on a fully diluted basis at the time of the issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Exercise Period**" has the meaning set forth in Section 4.01(c).

"**Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Financing Equity**" means any Common Stock, warrants or other similar rights to purchase Common Stock issued to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction providing debt financing to the Company.

"**Fiscal Year**" means for financial accounting purposes, January 1 to December 31.

"**Fundamental Matter**" means any of the actions specified in clause (i) of Section 2.03(b), Section 2.03(o) or Section 2.03(q).

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Government Approval**" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from or with any Governmental Authority, the giving notice to, or registration with, any Governmental Authority or any other action in respect of any Governmental Authority.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Independent Accountants**" has the meaning set forth in Section 2.04(c).

"**Initial Public Offering**" means any offering of Common Stock pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Information**" has the meaning set forth in Section 5.04(b).

"**Issuance Notice**" has the meaning set forth in Section 4.01(b).

"**Joinder Agreement**" means the joinder agreement in form and substance of Exhibit A attached hereto.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Majority Director**" has the meaning set forth in Section 2.01(a).

"**Majority Stockholder**" has the meaning set forth in the preamble.

"**Minority Director**" has the meaning set forth in Section 2.01(a).

"**Minority Stockholder**" has the meaning set forth in the preamble.

"**New Securities**" has the meaning set forth in Section 4.01(a).

"**Non-Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Offered Shares**" has the meaning set forth in Section 3.02(a).

"**Offering Stockholder**" has the meaning set forth in Section 3.02(a).

"**Offering Stockholder Notice**" has the meaning set forth in Section 3.02(b).

"**Organizational Documents**" means the By-laws and the Certificate of Incorporation.

"**Over-allotment Exercise Period**" has the meaning set forth in Section 4.01(d).

"**Over-allotment New Securities**" has the meaning set forth in Section 4.01(d).

"**Over-allotment Notice**" has the meaning set forth in Section 4.01(d).

"**Permitted Transferee**" means with respect to any Stockholder, any Affiliate of such Stockholder.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pre-emptive Pro Rata Portion**" has the meaning set forth in Section 4.01(c).

"**Pre-emptive Stockholder**" has the meaning set forth in Section 4.01(a).

"**Proposed Transferee**" has the meaning set forth in Section 3.04(a).

"**Purchasing Stockholder**" has the meaning set forth in Section 3.02(d).

"**Put Right**" has the meaning set forth in Section 2.04(b).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Stockholder or any Affiliate of a Stockholder or any Director, officer or employee of the Company, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Request**" has the meaning set forth in Section 9.12(b).

"**Respondent**" has the meaning set forth in Section 9.12(b).

"**ROFR Notice**" has the meaning set forth in Section 3.02(d).

"**ROFR Notice Period**" has the meaning set forth in Section 3.02(d).

"**ROFR Rightholder**" has the meaning set forth in Section 3.02(a).

"**Sale Notice**" has the meaning set forth in Section 3.04(b).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Stockholder**" has the meaning set forth in Section 3.04(a).

"**Stockholders**" has the meaning set forth in the preamble.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

""**Tag-along Notice**" has the meaning set forth in Section 3.04(c).

"**Tag-along Period**" has the meaning set forth in Section 3.04(c).

"**Tag-along Sale**" has the meaning set forth in Section 3.04(a).

"**Tag-along Stockholder**" has the meaning set forth in Section 3.04(a).

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Stock or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Stock.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person.

"**Waived ROFR Transfer Period**" has the meaning set forth in Section 3.02(f).

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01   Board of Directors.

(a)   The Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "**Board**") consisting of three members (each, a "**Director**"). The Directors shall be elected to the Board in accordance with the following procedures:

(i)   The Majority Stockholder shall have the right to designate two Directors, who shall initially be **Michele Marzola,** (hereinafter "**Marzola**") and **Debora Botturi)** (hereinafter **"Botturi")**, (the "**Majority Directors**"); and

(ii)   The Minority Stockholder shall have the right to designate One Director, who shall initially be **Gianluca DeNovi** (the "**Minority Directors**").

(b)   In the event the Majority Stockholder and its Permitted Transferees cease to own at least 50% of the issued and outstanding Common Stock, then (x) the Majority Stockholder shall cease to have the right to designate two Directors pursuant to Section 2.01(a), (y) the Majority Stockholder shall cause one of its Directors to resign, and (z) except as otherwise consented to by the Minority Stockholder, the Directors remaining in office shall decrease the size of the Board to eliminate such vacancy.

(c)   In the event the Minority Stockholder and its Permitted Transferees cease to own at least 5% of the issued and outstanding Common Stock, then (x) the Minority Stockholder shall cease to have the right to designate any Directors pursuant to Section 2.01(a), (y) the Minority Stockholder shall cause all of its Directors to resign, and (z) except as otherwise consented to by the Majority Stockholder, the Directors remaining in office shall decrease the size of the Board to eliminate such vacancy.

(d)   Each Stockholder shall vote all shares of Common Stock over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by an Initial Stockholder pursuant to Section 2.01(a).

(e)   Each Initial Stockholder shall have the right at any time to remove (with or without cause) any Director designated by such Initial Stockholder for election to the Board and each other Stockholder shall vote all shares of Common Stock over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such Initial Stockholder that such Initial Stockholder desires to remove pursuant to this Section 2.01. Except as provided in the preceding sentence, unless an Initial Stockholder shall otherwise consent in writing, no other Stockholder shall take any action to cause the removal of any Directors designated by an Initial Stockholder.

(f)   In the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation or removal pursuant to Section 2.01(e)), the Initial Stockholder who designated such individual shall have the right to designate a different individual to replace such Director and each other Stockholder shall vote all shares of Common Stock over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by such Initial Stockholder.

(g)   The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Organizational Documents and Applicable Law, committees of the Board shall have the rights, powers and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly. Any committee of Directors shall be composed of the same proportion of Majority Directors and Minority Directors as the Initial Stockholders shall then be entitled to appoint to the Board pursuant to this Section 2.01; *provided, that* for so long as the Minority Stockholder has the right to designate a Director to the Board, any committee composed of Directors shall consist of at least one Minority Director.

Section 2.02   Meetings of the Board of Directors.

(a)   The Board will meet no less than 4 times a year at such times and in such places as the Board shall designate from time to time. In addition to the regular meetings contemplated by the foregoing sentence, special meetings of the Board may be called by any Director or Initial Stockholder on no less than ten Business Days prior written notice of the time, place and agenda of the meeting.

(b)   The Directors may participate in any meeting of the Board by means of video conference, teleconference or other similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute such Director's presence in person at the meeting.

(c)   The presence of a majority of Directors then in office shall constitute a quorum; *provided, that* at least one Minority Director is present at such meeting. If a quorum is not achieved at any duly called meeting, such meeting may be postponed to a time no earlier than 48 hours after written notice of such postponement has been given to the Directors. If no Minority Director is present for two consecutive meetings, then the presence, in person or by proxy, of Directors designated by Stockholders holding at least 51% of the voting securities shall constitute a quorum for the next meeting.

(d)   Unless otherwise restricted by this Agreement, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

(e)   The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof and (ii) conducting any other Company business requested by the Company.

Section 2.03   Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Law, without Supermajority Approval the Company shall not, and shall not enter into any commitment to:

(a)   amend, modify or waive the Certificate of Incorporation or By-laws;

(b)   (i) make any material change to the nature of the Business conducted by the Company or (ii) enter into any business other than the Business;

(c)   adopt or modify in any material respect an annual budget, operating budget or business plan for the Company;

(d)   (i) issue or sell Common Stock or other equity securities of the Company to any Person or (ii) enter into or effect any transaction or series of related transactions involving the repurchase, redemption or other acquisition of Common Stock from any Person, in each case, other than any Excluded Securities approved in accordance with the terms of this Agreement or as otherwise contemplated by the terms of this Agreement;

(e)   incur any indebtedness, pledge or grant Liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person;

(f)   make any loan, advance or capital contribution to any Person;

(g)   appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(h)   enter into, amend in any material respect, waive or terminate any Related Party Agreement except the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(i)   enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person;

(j)   except for a Change of Control effected in accordance with Section 3.03, enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets;

(k)   establish a Subsidiary or enter into any joint venture or similar business arrangement;

(l)   enter into or amend any material term of (i) any employment agreement or arrangement with any senior employee, (ii) the compensation (including salary, bonus, deferred compensation or otherwise) or benefits of any senior employee, (iii) any stock option, employee stock purchase or similar equity-based plans, (iv) any benefit, severance or other similar plan or (v) any annual bonus plan or any management equity plan;

(m)   settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company;

(n)   appoint or remove (with or without cause) any officer;

(o)   initiate or consummate an Initial Public Offering or make a public offering and sale of Common Stock or any other securities; or

(p)   make any investments in any other Person in excess of $1,000.00;

(q)   dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Section 2.04   Deadlock.

(a)   If at two successive meetings of the Board, the Directors are unable to reach a decision by the required vote regarding any Fundamental Matter submitted for consideration by the Board at such meetings (a "**Deadlock**"), the Board shall refer the matter subject to the Deadlock to the Initial Stockholders, who shall attempt to resolve such matter within 20 Business Days after referral to them of the Deadlocked issue (or, if mutually agreed by the Initial Stockholders, a longer period of time). Any resolution agreed to by the Initial Stockholders shall be final and binding on the Company and the Stockholders.

(b)   If the issue subject to the Deadlock has not been resolved in accordance with Section 2.04(a), then within 15 Business Days of the written determination by the Initial Stockholders that no agreement can be reached with respect to such issue (the "**Call Period**"), the Majority Stockholder shall have the right (a "**Call Right**") by written notice to the Minority Stockholder (the "**Call Notice**") to purchase all of the Common Stock owned by the Minority Stockholder and its Permitted Transferees. If the Minority Stockholder has not received from the Majority Stockholder a Call Notice prior to the expiration of the Call Period, the Minority Stockholders shall have the right (a "**Put Right**") (exercisable within 15 Business Days following the expiration of the Call Period) to require the Majority Stockholder to purchase all of the Common Stock held by the Minority Stockholder and its Permitted Transferees.

(c)   The purchase price payable by the Majority Stockholder upon the exercise of a Call Right or Put Right, as the case may be, shall be equal to the appraised value of the Common Stock held by the Minority Stockholder and its Permitted Transferees calculated as a proportion (based on the Common Stock ownership percentage of the Minority Stockholder) of the overall fair market value of the Company determined on a going concern basis as between a willing buyer and willing seller with no market discount for a minority interest, which shall be determined in accordance with the procedures set forth below (the "**Appraised Value**"):

(i) Within 15 Business Days of the exercise of the Call Right or Put Right, as the case may be, the Initial Stockholders shall appoint a firm of independent accountants of national standing to which the Initial Stockholders agree and which has not provided substantial services to the Company, any Initial Stockholder or any of their respective Affiliates (the "**Independent Accountants**") to determine the Appraised Value of the Common Stock held by the Minority Stockholder and its Permitted Transferees. The Initial Stockholders shall instruct the Independent Accountant to render its determination of the Appraised Value in writing within 30 Business Days of such Independent Accountants' appointment. The determination of the Independent Accountants shall be final for all purposes of this Section 2.04. The costs and expenses of the Independent Accountants shall be borne by the Initial Stockholders in proportion to their respective current stock holdings.

(ii) To enable the Independent Accountants to conduct the valuation, the Initial Stockholders and the Company shall furnish to the Independent Accountants such information as the Independent Accountants may request, including information regarding the Business and the Company's assets, properties, financial condition, earnings and prospects.

(d) Within 15 Business Days/days after the date of the final determination of the Appraised Value (which period shall be extended solely to the extent needed to obtain any required Government Approvals, *provided, that* the Minority Stockholder shall, and shall cause its Permitted Transferees to, have used all commercially reasonable efforts to obtain such approval in a timely manner), the Minority Stockholder shall, and shall cause its Permitted Transferees to, sell to the Majority Stockholder, free and clear of any Liens, all of the Common Stock held by them.

(e) Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 2.04, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f) At the closing of any sale and purchase pursuant to this Section 2.04, the Minority Stockholder shall, and shall cause its Permitted Transferees to, deliver to the Majority Stockholder the certificate or certificates representing their Common Stock (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Majority Stockholder by certified or official bank check or by wire transfer of immediately available funds.

(g) During the continuation of any Deadlock and prior to the closing of any sale and purchase pursuant to this Section 2.04, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved.

Section 2.05   Subsidiaries. With respect to any Subsidiary that is established in accordance with the terms of this Agreement, the Initial Stockholders shall have the same management, voting and board of director representation rights with respect to such Subsidiary as the Initial Stockholders have with respect to the Company. The Initial Stockholders shall, and shall cause their Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.


ARTICLE III
TRANSFER OF INTERESTS


Section 3.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 3.01(b) or in accordance with the procedures described in Section 2.04, Section 3.02, Section 3.03 or Section 3.04, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily Transfer any of its Common Stock.

(b)   The provisions of Section 3.01(a), Section 3.02, Section 3.03 and Section 3.04 shall not apply to any of the following Transfers by any Stockholder of any of its Common Stock:

(i)   to a Permitted Transferee; or

(ii)   pursuant to a merger, consolidation or other business combination of the Company with a Third Party Purchaser that has been approved in compliance with Section 2.03(j).

(c)   In addition to any legends required by Applicable Law, each certificate representing the Common Stock of the Company shall bear a legend substantially in the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT."

(d)   Prior notice shall be given to the Company by the transferor of any Transfer (whether or not to a Permitted Transferee) of any Common Stock. Prior to consummation of any Transfer by any Stockholder of any of its Common Stock, such party shall cause the transferee thereof to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement. Upon any Transfer by any Stockholder of any of its Common Stock, in accordance with the terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e)   Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Common Stock in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Common Stock for all purposes of this Agreement.

Section 3.02   Right of First Refusal.

(a)   If at any time a Stockholder (such Stockholder, an "**Offering Stockholder**") receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Common Stock (the "**Offered Shares**") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section 3.01(b) or Transfers made pursuant to Section 3.03), then the Offering Stockholder must first make an offering of the Offered Shares to each other Stockholder (each such Stockholder, a "**ROFR Rightholder**") in accordance with the provisions of this Section 3.02.

(b)   The Offering Stockholder shall, within five Business Days of receipt of the offer from the Third Party Purchaser, give written notice (the "**Offering Stockholder Notice**") to the Company and the ROFR Rightholders stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i)   the number of Offered Shares to be Transferred by the Offering Stockholder;

(ii)   the identity of the Third Party Purchaser;

(iii)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   the proposed date, time and location of the closing of the Transfer, which shall not be less than 30 Business Days from the date of the Offering Stockholder Notice.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c)   By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each ROFR Rightholder that: (i) the Offering Stockholder has full right, title and interest in and to the Offered Shares; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(d)   Upon receipt of the Offering Stockholder Notice, each ROFR Rightholder shall have fifteen Business Days (the "**ROFR Notice Period**") to elect to purchase all (and not less than all) of the Offered Shares by delivering a written notice (a "**ROFR Notice**") to the Offering Stockholder and the Company stating that it offers to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightholder. If more than one ROFR Rightholder delivers a ROFR Notice, each such ROFR Rightholder (the "**Purchasing Stockholder**") shall be allocated the number of shares equal to the product of (x) the total number of Offered Shares and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Purchasing Stockholder as of the date of the Offering Stockholder Notice, by (B) the total number of shares of Common Stock owned by all of the Purchasing Stockholders as of such date.

(e)   Each ROFR Rightholder that does not deliver a ROFR Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightholder's rights to purchase the Offered Shares under this Section 3.02.

(f)   If no Stockholder delivers a ROFR Notice in accordance with Section 3.02(d), the Offering Stockholder may, during the 30 Business Day period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed 60 total Business Days to the extent reasonably necessary to obtain any Government Approvals (the "**Waived ROFR Transfer Period**") and subject to the provisions of Section 3.04, Transfer all of the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 3.02.

(g)   Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(h)   At the closing of any Transfer pursuant to this Section 3.02, the Offering Stockholder shall deliver to the Purchasing Stockholders the certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

Section 3.03   Drag-along Rights.

(a)   If at any time a Stockholder who (together with its Permitted Transferees) holds no less than 51% of the outstanding Common Stock of the Company (a "**Dragging Stockholder**"), receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction, or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a "**Drag-along Stockholder**") participate in such Transfer in the manner set forth in this Section 3.03, *provided*, *however*, that no Drag-along Stockholder shall be required to participate in the Drag-along Sale if the consideration for the Drag-along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ Stock Market. Notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

(b)   The Dragging Stockholder shall exercise its rights pursuant to this Section 3.03 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no later than 20 Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:

(i)   the number of shares of Common Stock to be sold by the Dragging Stockholder, if the Drag-along Sale is structured as a Transfer of Common Stock;

(ii)   the identity of the Third Party Purchaser;

18

(iii)   the proposed date, time and location of the closing of the Drag-along Sale;

(iv)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   If the Drag-along Sale is structured as a Transfer of Common Stock, then, subject to Section 3.03(d), the Dragging Stockholder and each Drag-along Stockholder shall Transfer the number of shares equal to the product of (x) the aggregate number of shares of Common Stock the Third Party Purchaser proposes to buy as stated in the Drag-along Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by such Dragging Stockholder or Drag-along Stockholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Stockholders (including, for the avoidance of doubt, the Dragging Stockholder).

(d)   The consideration to be received by a Drag-along Stockholder shall be the same form and amount of consideration per share of Common Stock to be received by the Dragging Stockholder (or, if the Dragging Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such Transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder Transfers its Common Stock. Each Drag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Stockholder makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Stockholder, the Drag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided, that* all representations, warranties, covenants and indemnities shall be made by the Dragging Stockholder and each Drag-along Stockholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Stockholder and each Drag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Stockholder and each such Drag-along Stockholder in connection with the Drag-along Sale; and *provided, further*, that a Drag-along Stockholder shall not be required to agree to a non-competition covenant.

(e)   The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by all the Stockholders on a pro rata basis, based on the aggregate consideration received by each Stockholder;

provided, that no Stockholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f)   Each Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

(g)   The Dragging Stockholder shall have 90 Business Days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 90 Business Day period may be extended for a reasonable time not to exceed 120 Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such period, the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then effect a transaction subject to this Section 3.03 without again fully complying with the provisions of this Section 3.03.

Section 3.04   Tag-along Rights.

(a)   If at any time a Stockholder who (together with its Permitted Transferees) holds no less than 51% of the outstanding Common Stock of the Company (the "**Selling Stockholder**") proposes to Transfer any shares of its Common Stock to a Third Party Purchaser (the "**Proposed Transferee**") and the Selling Stockholder cannot or has not elected to exercise its drag-along rights set forth in Section 3.03, each other Stockholder (each, a "**Tag-along Stockholder**") shall be permitted to participate in such Transfer (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 3.04.

(b)   Prior to the consummation of any such Transfer of Common Stock described in Section 3.04(a), and after satisfying its obligations pursuant to Section 3.02, the Selling Stockholder shall deliver to the Company and each other Stockholder a written notice (a "**Sale Notice**") of the proposed Tag-along Sale subject to this Section 3.04 no later than 10 Business Days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

(i)   the aggregate number of shares of Common Stock the Proposed Transferee has offered to purchase.

(ii)   the identity of the Proposed Transferee;

(iii)   the proposed date, time and location of the closing of the Tag-along Sale;

(iv)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   Each Tag-along Stockholder shall exercise its right to participate in a Transfer of Common Stock by the Selling Stockholder subject to this Section 3.04 by delivering to the Selling Stockholder a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of shares of Common Stock to be Transferred by it no later than five Business Days after receipt of the Sale Notice (the "**Tag-along Period**"). The offer of each Tag-along Stockholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Stockholder shall be bound and obligated to Transfer in the proposed Transfer on the terms and conditions set forth in this Section 3.04. The Selling Stockholder and each Tag-along Stockholder shall have the right to Transfer in a Transfer subject to this Section 3.04 the number of shares of Common Stock equal to the product of (x) the aggregate number of shares of Common Stock the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by the Selling Stockholder or such Tag-along Stockholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Stockholders (including, for the avoidance of doubt, the Selling Stockholder).

(d)   Each Tag-along Stockholder who does not deliver a Tag-along Notice in compliance with Section 3.04(c) above shall be deemed to have waived all of such Tag-along Stockholder's rights to participate in such Transfer, and the Selling Stockholder shall (subject to the rights of any participating Tag-along Stockholder) thereafter be free to Transfer to the Proposed Transferee its shares of Common Stock at a per share price that is no greater than the per share price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Stockholder than those set forth in the Sale Notice without any further obligation to the non-accepting Tag-along Stockholders.

(e)   Each Tag-along Stockholder participating in a Transfer pursuant to this Section 3.04 shall receive the same consideration per share as the Selling Stockholder after deduction of such Tag-along Stockholder's proportionate share of the related expenses in accordance with Section 3.04(g) below.

(f)   Each Tag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Stockholder makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Stockholder, the Tag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided, that* all representations, warranties, covenants and indemnities shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties shall be pro rata based on the consideration received by the Selling Stockholder and each Tag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Selling Stockholder and each such Tag-along Stockholder in connection with any Tag-along Sale.

(g)   The fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of the Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all the Stockholders participating in the Tag-along Sale on a pro rata basis, based on the aggregate consideration received by each such Stockholder; *provided, that* no Stockholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(h)   Each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Stockholder.

(i)   The Selling Stockholder shall have 90 Business Days following the expiration of the Tag-along Period in which to Transfer the shares of Common Stock described in the Sale Notice, on the terms set forth in the Sale Notice (which such 90 Business Day period may be extended for a reasonable time not to exceed 120 Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such 90 Business Day period, the Selling Stockholder has not completed such Transfer, the Selling Stockholder may not then effect a Transfer of Common Stock subject to this Section 3.04 without again fully complying with the provisions of this Section 3.04.

ARTICLE IV
PRE-EMPTIVE RIGHTS

Section 4.01   Pre-emptive Right.

(a)   The Company hereby grants to each Stockholder (each, a "**Pre-emptive Stockholder**") the right to purchase its pro rata portion of any new Common Stock (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any party.

(b)   The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in subsection (a) above to the Pre-emptive Stockholders within five Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including:

(i)   the number of New Securities proposed to be issued and the percentage of the Company's outstanding Common Stock, on a fully diluted basis, that such issuance would represent;

(ii)   the proposed issuance date, which shall be at least 20 Business Days from the date of the Issuance Notice; and

(iii)   the proposed purchase price per share.

(c)   Each Pre-emptive Stockholder shall for a period of 15 Business Days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase, at the purchase price set forth in the Issuance Notice, the amount of New Securities equal to the product of (x) the total number of New Securities to be issued by the Company on the issuance date and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Pre-emptive Stockholder immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding on such date immediately prior to such issuance (the "**Pre-emptive Pro Rata Portion**") by delivering a written notice to the Company. Such Pre-emptive Stockholder's election to purchase New Securities shall be binding and irrevocable.

(d)   No later than five Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Stockholder in writing of the number of New Securities that each Pre-emptive Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Pre-emptive Stockholder exercising its right to purchase its Pre-emptive Pro Rata Portion of the New Securities in full (an "**Exercising Stockholder**") shall have a right of over-allotment such that if any other Pre-emptive Stockholder fails to exercise its right under this Section 4.01 to purchase its Pre-emptive Pro Rata Portion of the New Securities (each, a "**Non-Exercising Stockholder**"), such Exercising Stockholder may purchase all or any portion of such Non-Exercising Stockholder's allotment (the "**Over-allotment New Securities**") by giving written notice to the Company setting forth the number of Over-allotment New Securities that such Exercising Stockholder is willing to purchase within five Business Days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**"). Such Exercising Stockholder's election to purchase Over-allotment New Securities shall be binding and irrevocable. If more than one Exercising Stockholder elects to exercise its right of over-allotment, each Exercising Stockholder shall have the right to purchase the number of Over-allotment New Securities it elected to purchase in its written notice; *provided, that* if the over-allotment New Securities are over-subscribed, each Exercising Stockholder shall purchase its pro rata portion of the available Over-allotment New Securities based upon the relative Pre-emptive Pro Rata Portions of the Exercising Stockholders.

(e)   The Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to any New Securities not elected to be purchased pursuant to Section 4.01(c) and Section 4.01(d) above in accordance with the terms and conditions set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced) so long as such issuance or sale is closed within 30 Business Days after the expiration of the Over-allotment Exercise Period (subject to the extension of such 30 Business Day period for a reasonable time not to exceed 60 Business Days to the extent reasonably necessary

23

to obtain any Government Approvals). In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Stockholders in accordance with the procedures set forth in this Section 4.01.

(f)   Upon the consummation of the issuance of any New Securities in accordance with this Section 4.01, the Company shall deliver to each Exercising Stockholder certificates (if any) evidencing the New Securities, which New Securities shall be issued free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Stockholders and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Exercising Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or official bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including entering into such additional agreements as may be necessary or appropriate.

ARTICLE V
NON-COMPETE AND OTHER AGREEMENTS

Section 5.01   Non-Compete. For so long as an Initial Stockholder has the right to designate a Director pursuant to Section 2.01(a), neither such Initial Stockholder nor any of its Permitted Transferees shall directly or indirectly through one or more of any of their respective Affiliates own, manage, operate, control or participate in the ownership, management, operation or control of any Competitor; *provided, that* nothing in this Section 5.01 shall prohibit such Initial Stockholder or any of its Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly:

(a)   up to 2% of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(b)   up to 2% of the aggregate voting securities of any Competitor that is not a publicly traded Person; *provided, that* neither such Initial Stockholder nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

Section 5.02   Blue Pencil. If any court determines that any of the covenants set forth in Section 5.01, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

Section 5.03   Corporate Opportunities. Except as otherwise provided in the second sentence of this Section 5.03 and subject to each Stockholders' obligations under Section 5.01, (a) no Stockholder or any of its Permitted Transferees or any of their respective Representatives shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company in which the Company may, but for the provisions of this Section 5.03, have an interest or expectancy (a "**Corporate Opportunity**"), and (b) no Stockholder or any of its Permitted Transferees or any of their respective Representatives (even if such Person is also an officer or Director of the Company) shall be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Permitted Transferees or directs, sells, assigns or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; *provided, that* the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer or Director of the Company whether or not such individual is also a Director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her capacity as an officer or Director of the Company. The Stockholders hereby recognize that the Company reserves such rights.

Section 5.04   Confidentiality.

(a)   Each Stockholder shall and shall cause its Representatives to, keep confidential and not divulge any information (including all budgets, business plans and analyses) concerning the Company, including its assets, business, operations, financial condition or prospects ("**Information**"), and to use, and cause its Representatives to use, such Information only in connection with the operation of the Company; *provided, that* nothing herein shall prevent any Stockholder from disclosing such Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder, (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to other Stockholders, (vi) to such Stockholder's Representatives that in the reasonable judgment of such Stockholder need to know such Information or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Common Stock from such Stockholder as long as such transferee agrees to be bound by the provisions of this Section 5.04 as if a Stockholder, *provided, further, that* in the case of clause (i), (ii) or (iii), such Stockholder shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Information so disclosed is accorded confidential treatment, when and if available.

(b)   The restrictions of Section 5.04(a) shall not apply to information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or becomes available to a Stockholder or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Stockholder and any of its Representatives,

(iii) is or has been independently developed or conceived by such Stockholder without use of the Company's Information or (iv) becomes available to the receiving Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, any other Stockholder or any of their respective Representatives, *provided, that* such source is not known by the recipient of the information to be bound by a confidentiality agreement with the disclosing Stockholder or any of its Representatives.

ARTICLE VI
INFORMATION RIGHTS

Section 6.01   Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under Applicable Laws, the Company shall furnish to each Stockholder, the following information:

(a)   As soon as available, and in any event within 90 days after the end of each Fiscal Year, the audited balance sheet of the Company as at the end of each such Fiscal Year and the audited statements of income, cash flows and changes in stockholders' equity for such year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Board in accordance with Section 2.03(g), to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of its operations and changes in its cash flows and stockholders' equity for the periods covered thereby.

(b)   As soon as available, and in any event within 45 days after the end of each fiscal quarter, the balance sheet of the Company at the end of such quarter and the statements of income, cash flows and changes in stockholders' equity for such quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied, and certified by the Chief Financial Officer of the Company.

(c)   To the extent the Company is required by Applicable Law or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports and other periodic reports (without exhibits) actually prepared by the Company as soon as available.

Section 6.02   Inspection Rights.

(a)   The Company shall, and shall cause its officers, Directors and employees to, (i) afford each Stockholder of the Company's outstanding Common Stock and the Representatives of each such Stockholder, during normal business hours and upon reasonable notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants and other facilities and to all books and records, and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b)   The right set forth in Section 6.02(a) above shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances and accounts under the laws of the jurisdiction in which the Company is incorporated.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

Section 7.01   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)   Each Stockholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Each Stockholder has duly executed and delivered this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by this Agreement.

(b)   This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(c)   The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(d)   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (whether or not such agreements and arrangements are with the Company or any other Stockholder).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the consummation of an Initial Public Offering;

(b)   the consummation of a merger or other business combination involving the Company whereby the Common Stock becomes a security that is listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange or another national securities exchange;

(c)   the date on which none of the Stockholders holds any Common Stock;

(d)   the dissolution, liquidation, or winding up of the Company; or

(e)   upon the unanimous agreement of the Stockholders.

Section 8.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i)   the existence of the Company;

(ii)   the obligation of any Party to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv)   the rights contained herein which, but their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: this Section 8.02 and Section 5.04, Section 9.03, Section 9.11, Section 9.12 and Section 9.13.


ARTICLE IX
MISCELLANEOUS


Section 9.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02   Release of Liability. In the event any Stockholder shall Transfer all of the Common Stock held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 9.03   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.03):

If to Company: XSurgical Inc
                                                  Facsimile: [FAX NUMBER]
                                                  Email: [EMAIL ADDRESS]
                                                  Attention: [TITLE OF OFFICER TO
                                                  RECEIVE NOTICES]

If to Surgica Robotica srl: Surgica Robotica srl
                                                  Facsimile: n.a.
                                                  Email: michele.marzola@surgicarobotica.com
                                                  Attention: Chief Executive Officer

If to Gianluca DeNovi: [ADDRESS]
                                                  Facsimile: [FAX NUMBER]
                                                  Email: [EMAIL ADDRESS]
                                                  Attention: [TITLE OF OFFICER TO
                                                  RECEIVE NOTICES]

    Section 9.04   Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.05   Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.06   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.07   Entire Agreement. This Agreement, and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Organizational Document, the Stockholders and the Company shall, to the extent permitted by Applicable Law, amend such Organizational Document to comply with the terms of this Agreement.

Section 9.08   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.09   No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10   Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.11   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

Section 9.12   Dispute Resolution.

(a)   Subject to Section 9.13, any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement or any breach, termination or validity thereof (a "**Dispute**") shall be finally settled by arbitration. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be Boston, Massachusetts USA.

(b)   The arbitration shall be conducted by one arbitrator appointed under the Rules of the American Arbitration Association.

(c)   The arbitration award shall be in writing and shall be final and binding on the parties. The award may include an award of costs, including reasonable attorney's fees and disbursements. Judgement upon award may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

Section 9.13   Equitable Remedies. Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such party of its obligations under this Agreement. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conduction the suit, including reasonable attorney's fees and expenses.

Section 9.14   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

XSurgical Inc.

By_____
Name: Gianluca De Novi
Title: Chief Executive Officer

Surgica Robotica srl

By_____   _____
____
Name: Michele Marzola
Title: Chief Executive Officer

Gianluca De Novi

By_____
Name: Gianluca De Novi
Title: Own